Mail Stop 3561

April 2, 2009

<u>via U.S. mail and facsimile</u>

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

RE: Mexus Gold US (formerly Action Fashions, Ltd.)
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,
2010
10-Q/A2 for quarter ended September 30, 2009 and filed January 12, 2010
Form 10-Q for the quarter ended December 31, 2010
S-8, 333-162934, filed 11/06/09
File No.: 0-52413

Dear Mr. Thompson:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document(s) in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some comments, we have asked you to provide us with additional information so we may
better understand your disclosure. Please do so within the time frame set forth below.
You should comply with the remaining comments in all future filings, as applicable.
Please confirm in writing that you will do so and also explain to us how you intend to
comply, within the time frame set forth below. Please understand that after our review of
all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended December 31, 2010
Form 10-Q/A2 for the quarter ended September 30, 2010

1. We reissue comment one from our letter dated February 12, 2010 and we apply it,
   not only to the form 10-Q/A2 for the quarter ended September 30, 2010, but also
   the form 10-Q for the quarter ended December 31, 2010:

   > We note that you have checked the box indicating that you are not a shell
   > company as defined by Rule 12b-2. However, in light of the fact that the
   > revenues and inventory relate to the predecessor business and that there
   > appear to be no revenues and minimal assets relating to the mining
   > business, and given the developmental stage of the company in the mining
   > business with no operating history in the mining business, please explain
   > why you are not a shell company. In addition, please explain the ability of
   > the company to file a Form S-8.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Financial Statements, page F-1

Condensed Balance Sheets, page F-2

2. It appears that you have omitted the dollar amounts of "Common stock." Please
   revise future filings to present the amount of common stock.

Statement of Changes in Stockholders' Deficit, page F-4

3. We note that the number of common shares issued of 1,202,333 for $105,000
   cash, it does not appear to agree with the number of shares disclosed in Note 4 to
   the financial statements. Please confirm to us that the number of shares disclosed
   in future filings will reconcile to the number of shares reported on the financial
   statements as appropriate.

Item 4. Controls and Procedures

4. We note your disclosure that you carried out an evaluation of the effectiveness of
   your disclosure controls and procedures as of September 30, 2008, in your Form
   10-Q for the fiscal quarter ended December 31, 2009. Item 307 of Regulation S-
   K requires such evaluation to be performed as of the end of the period covered by
   the report. Please confirm to us that your principal executive and principal
   financial officers concluded that your disclosure controls and procedures were
   effective as of December 31, 2009. Additionally, confirm to us that your future

evaluations of your disclosure controls and procedures will be performed as of the end of each fiscal quarter.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters that key your responses to our comments and provide any requested information greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Phillip Koehnke, Esq.
    Via facsimile to (858) 229-8116